                    U.S SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.   20549


                                  FORM 12b-25



    NOTIFICATION OF LATE FILING                     -------------------------
                                                      SEC FILE NUMBER
                                                      0-18102
                                                    -------------------------


                                                    -------------------------
                                                      CUSIP NUMBER
                                                      577 140 10 6
                                                    -------------------------


[xx] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

     For Period Ended:  Fiscal year ended September 30, 1998
                        ------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

     For the Transition Period Ended:  N/A
                                       -----------------------

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A.

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PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  Matthews Studio Equipment Group

Former Name if Applicable:  N/A

Address of Principal Executive Office: 3111 North Kenwood Street, Burbank, California 91105


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          [xx] Yes   [ ] No

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
          [xx] Yes   [ ] No

     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.  [ ] Yes   [xx] No


PART III -- NARRATIVE

Matthews Studio Equipment Group (the "Company") acquired several businesses and added several business locations during the last fiscal year. Because of this expansion of its business activities and a change in accounting personnel, the Company experienced delays in closing its accounts for fiscal 1998 and additional time is required to prepare the financial statements to be included in the Form 10-K.

The Company is negotiating certain amendments to its bank facility. Although near conclusion, the amendment is not yet finalized and approved by the syndicate of lenders. This amendment needs to be finalized before complete and adequate disclosure, particularly with regard to liquidity and capital resources, can be made as required for Form 10-K. The Company anticipates that the amendment will be finalized and approved by the syndicate of lenders within the next two weeks.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Carlos D. DeMattos    (818)525-5200
     ------------------    --------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
     is no, identify report(s).  [xx] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?  [xx] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        MATTHEWS STUDIO EQUIPMENT GROUP

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 1998        /s/ Carlos D. DeMattos
                               -----------------------------------------------
                               Chairman of the Board, Chief Executive Officer, President

                                  Page 3 of 4
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EXPLANATION REQUIRED BY PART IV(3):

     Change in Results of Operations
     -------------------------------

     The Company anticipates a significant change in results of operations for fiscal 1998 as compared to fiscal 1997. The Company reported net income of $1,512,000 ($0.13 per share) in 1997. Although the Company's audited financial statements as of September 30, 1998 and for the year then ended are not yet complete, the Company expects to report net income for 1998 of approximately $49,000, including a gain of approximately $3,963,000 on the sale of the manufacturing division. Net income per share for 1998 is expected to be approximately $0.00. This change results from the added layers of selling, general and administrative expenses, interest and depreciation associated with businesses acquired, as well as unfavorable business conditions in the feature film production market.

                                  Page 4 of 4